SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 22, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated April 22, 2008, contains the announcement of the Company’s next step in the direction to prepare for the disposal and resulting deconsolidation of its investment in Qimonda AG.

Infineon Prepares for Disposal and Deconsolidation of Qimonda
Investment reclassified into “Assets Held for Sale” —
Write-down of Euro 1 Billion
Neubiberg, Germany — April 21, 2008 — Infineon Technologies AG, Neubiberg, continues to prepare for the disposal and resulting deconsolidation of its investment in Qimonda AG, Munich, and takes the next step in this direction. The Infineon Audit Committee reaffirmed today the decision to reclassify the assets and liabilities of Qimonda into “Assets Held for Sale” in the consolidated balance sheet of Infineon as of March 31, 2008. The quarterly results of Infineon Technologies AG which is scheduled to be announced on April 23, 2008 will include this presentation.
As a result of this presentation, the individual line items in the Consolidated Statement of Operations of Infineon will reflect the results of Infineon’s segments other than Qimonda. The results of operations of Qimonda will be reported in one line item titled “Income (Loss) from Discontinued Operations”. Going forward, earnings per share as well as the Statement of Cash Flows will differentiate between “continuing” and “discontinued” operations. Accordingly, the financial reports will now focus on the ongoing operations of the company while at the same time setting the foundation for the comparability of its performance.
Following this reclassification, and in contemplation of its planned disposal and resulting deconsolidation, the investment in Qimonda was reduced to its current fair value. The difference between the carrying value and the current fair value resulted in a write-down of Euro 1 billion, which will be recorded in “Income (Loss) from Discontinued Operations” in the second quarter of the current fiscal year. The existing guidance on Ebit development for Infineon excluding Qimonda for the second quarter of fiscal year 2008 and for the complete fiscal year 2008 remains unchanged.
Infineon has repeatedly communicated its goal of reducing its investment in Qimonda below 50% by no later than the 2009 Annual Meeting of Shareholders and is currently evaluating its different alternatives. Infineon currently holds a 77.47% interest in Qimonda.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of Euro 7.7 billion (including Qimonda sales of Euro 3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/

For the Finance and Business Press: INFXX200804.059e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408 503 2587	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	INFINEON	TECHNOLOGIES AG

Date: April 22, 2008	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schroeter
Dr. Marco Schroeter
Member of the Management Board and Chief Financial Officer